UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi Private Advisory, LLC (Filed as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba — 212-816-1117
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first. middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CITI PRIVATE ADVISORY, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of
Citi Private Advisory, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Advisory, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

CITI PRIVATE ADVISORY, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)
Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Assets		
Cash and cash equivalents (including $1,798 deposited with affiliate)	$	41,277
Fees receivable (including $11,190 from affiliates)		28,972
Prepaid expenses		1,314
Total assets	$	71,563
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	3,735
Income tax payable to Parent		4,782
Deferred tax liability		195
Total liabilities		8,712
Commitments and contingencies (see Note 7)		
Member's equity		62,851
Total liabilities and member's equity	$	71,563

See accompanying notes to statement of financial condition.

CITI PRIVATE ADVISORY, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)
Notes to Statement of Financial Condition
December 31, 2019

(1) Organization and Principal Business Activities

Citi Private Advisory, LLC (the Company) is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. The Company commenced operations in October 2010.

The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and is in the business of providing advisory services to private investment funds such as feeder funds that are organized to invest primarily in other private investment funds advised by third party managers. These third party managed funds may include hedge funds, private equity funds (and co-investment vehicles) and real estate funds (and co-investment vehicles). The Company also provides investment advice to separately managed accounts on either a fully discretionary or nondiscretionary basis. The Company also provides advisory services to private investment funds of hedge funds. As of January, 2017 the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services in addition to advisory services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the statement of financial condition. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable
Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has never experienced a default related to such fees receivable and management believes that all fees are

collectable. Accordingly, no provision for doubtful accounts was deemed necessary.

(d) Related Party Transactions
The Company has related party transactions with certain of its affiliates. These transactions, which are primarily short term in nature, are entered into in the ordinary course of business. See Note 4 to the Statement of Financial Condition for details on the Company's related party transactions.

(e) Income Taxes
The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 5 to the Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

Future Accounting Changes

Accounting for Financial Instruments—Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, the Current Expected Credit Losses (CECL) methodology, which requires earlier recognition of credit losses.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple existing impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset, the methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than prior U.S. GAAP.

The Company adopted the ASU as of January 1, 2020, with no material impact on the Company's Statement of Financial Condition.

Simplifying the Accounting for Income Taxes
On December 18, 2019, the FASB issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes,* which removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes.

When members of a consolidated tax filing group issue separate company financial statements, ASC 740, *Income Taxes,* requires allocation of the consolidated amount of current and deferred tax expense to the separate company financial statements of the group members. ASU 2019-12 amends ASC 740 to specify that an entity is no longer required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on CPA's income due to relevant tax authorities are the responsibility of CIP. Therefore, the Company is not subject to tax and is a disregarded entity by the taxing authorities.

The Company adopted the ASU on a full retrospective basis as of January 1, 2020, which resulted in a $5.0 million increase in *Member's equity* and a $5.0 million decrease in tax liabilities. Upon adopting the ASU, the Company will no longer present income taxes in its statement of financial condition.

Aside from the allocation of income taxes, the Company does not expect the other provisions of the ASU to have a material impact on the Company's statement of financial condition.

(3) Capital Requirements

The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2019, the Company's net capital of approximately $30.0 million exceeded the minimum requirement by approximately $29.7 million.

(4) Related Party Transactions

Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions, which are primarily short term in nature, are entered into in the ordinary course of business.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition as of December 31, 2019.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2019		
Assets:		
Cash and cash equivalents	$	1,798
Fees receivable		11,190
Total assets	$	12,988
Liabilities:		
Payable to affiliates	$	3,735
Income tax payable to Parent		4,782
Total liabilities	$	8,517

(5) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities in which it operates. The Company's U.S. federal, state and local income taxes, and state and local unitary deferred taxes are provided for based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup periodically except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

Deferred income taxes at December 31, 2019 related to the following:

In thousands of dollars		
Deferred tax assets:		
Allocated state deferred tax assets	$	31
Unearned income		2
Gross deferred tax assets		33
Deferred tax liabilities:		
Deferred federal tax liability on state tax		(228)
Gross deferred tax liabilities		(228)
Net deferred tax liabilities	$	(195)

The Company maintains no tax reserves for uncertain tax positions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2016
New York State and City	2010

(6) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, First National Bank in Sioux Falls. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(7) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2018, the Company has no contingency reserves.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in the statement of financial condition through February 28, 2020, which is the date this statement of financial condition was available to be issued. No such transactions required recognition or disclosure in the statement of financial condition or the notes thereto.

388 Greenwich Street
New York, NY 10013



Citi Private Advisory, LLC
Exemption Report

Citi Private Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) (i) from January 1, 2019 through December 31, 2019 without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Daniel O'Donnell
Chief Executive Officer



Ramsey Saliba
Chief Financial Officer

February 28, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Citi Private Advisory, LLC:

We have reviewed management's statements, included in the accompanying Citi Private Advisory, LLC Exemption Report (the Exemption Report), in which (1) Citi Private Advisory, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 28, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69789 FINRA DEC
CITI PRIVATE ADVISORY
388 GREENWICH ST 29TH FL
NEW YORK, NY 10013

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Millman 718-248-8945

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$36,417
B.	Less payment made with SIPC-6 filed (exclude interest) August 7, 2019 (Date Paid)	(16,499)
C.	Less prior overpayment applied	(979)
D.	Assessment balance due or (overpayment)	18,939
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$18,939

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $19,918

H. Overpayment carried forward $(979)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Citi Private Advisory LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

ADAM LAVIS - MANAGER
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/19
and ending 12/31/19

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $24,278,249

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $24,278,249

2e. General Assessment @ .0015 $36,417

(to page 1, line 2.A.)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Managers of
Citi Private Advisory, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Citi Private Advisory, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2020